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                                  United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITES EXCHANGE ACT OF 1934.

                                            Commission File Number   1-1143

                               Inco Limited
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             (Exact name of registrant as specified in its charter)

145 King Street West, Suite 1500, Toronto, Ontario, Canada M5H 4B7
                        Telephone (416) 361-7511
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   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

5.75% Convertible Debentures due 2004;
5.5% Convertible Redeemable Preferred Shares Series E
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            (Title of each class of securities covered by this Form)

Common Shares; Common Share Purchase Warrants;
7.75% Convertible Debentures due 2003-2016;
Stock Purchase Rights
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  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports (as to each class of securities covered by this form):

          Rule 12g-4(a)(1)(i)  |_|           Rule 12h-3(b)(1)(i)   |_|
          Rule 12g-4(a)(1)(ii) |_|           Rule 12h-3(b)(1)(ii)  |_|
          Rule 12g-4(a)(2)(i)  |x|           Rule 12h-3(b)(2)(i)   |x|
          Rule 12g-4(a)(2)(ii) |_|           Rule 12h-3(b)(2)(ii)  |_|
                                             Rule 15d-6            |_|

Approximate number of holders of record as of the certification or notice date: 0 (as to each class of securities covered by this form).


Pursuant to the requirements of the Securities Exchange Act of 1934 Inco Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date: May 6, 2003                                BY:  /s/ Stuart F. Feiner



Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.